Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 13, 2014

12 August 2014

The Wall Street Journal

Explanatory Note: This editorial was published by the Wall Street Journal on August 12, 2014.

Medtronic’s Tax Lesson

Corporate inversions let businesses invest more in the U.S.

Medtronic’s pending acquisition of Covidien and adoption of Ireland as its legal headquarters teaches the economics of corporate inversion in one lesson. Here’s the trade: Medtronic agrees to call Ireland its legal home, and in return it gets to bring $1 billion or more into the U.S. without penalty.

That’s how much cash is sitting on Covidien’s books. True, it’s not nearly as much as Medtronic already has sitting in its own foreign subsidiaries. The Minneapolis-based medical technology firm currently holds $13 billion in cash abroad. But this Medtronic money is all subject to extra taxation once it crosses the U.S. border, unlike the Covidien money, which can be brought to the U.S. and invested without penalty. The same penalty-free investing goes for all of Covidien’s cash flow in the future.

We’ve written for years about how the U.S. has the highest corporate income tax rate in the developed world, and that’s an incentive for all companies, wherever they are based, to invest outside the U.S. But the current appetite for inversions—in which a U.S. firm buys a foreign company and adopts its legal address while keeping operational headquarters in the U.S.—results from the combination of this punitive rate with a separate problem created by Washington.

The U.S. is one of only six OECD countries that imposes on its businesses the world-wide taxation of corporate profits. Every company pays taxes to the country in which profits are earned. But U.S. companies have the extra burden of also paying the IRS whenever those profits come back from the foreign country into the U.S. The tax bill is the difference between whatever the companies paid overseas and the 35% U.S. rate.

The perverse result is that a foreign company can choose to invest in the U.S. without penalty, but U.S.-based Medtronic would pay hundreds of millions and perhaps billions in additional taxes if it wanted to bring overseas profits back to its home country. Medtronic’s work-around is essentially to become Covidien so it can more easily increase its investments in the U.S.—and the firm has promised to invest an additional $10 billion in America over the next decade.

Keep in mind that the money invested in corporations was once earned by someone who paid taxes on it. And it will be taxed again as dividends or capital gains. The point is that the U.S. government wants to tax U.S. business profits far more than other countries do. Inversions allow U.S. firms a level playing field that the U.S. tax code otherwise denies them.

There is no point to inversion unless a company wants to spend its cash in the U.S. This is one of the reasons why inversions are happening particularly among companies in biological sciences. The U.S. is still the world leader in medical innovation, despite the Food and Drug Administration, so companies want to invest here. Inversions will decline when there are fewer compelling opportunities in the U.S. and companies are content to invest in foreign workers, plant and equipment.

Medtronic emphasizes that it chose to do this deal for strategic reasons, believing the Covidien purchase will allow it to offer a broader product line of innovative devices. And successful companies don’t launch $43 billion acquisitions purely as a tax play. Medtronic’s global effective tax rate is typically 18%-20% depending on the tax year, compared to about 16% for Covidien. So the deal allows a reduction, not an elimination, of future tax bills.

The decision to move the legal address overseas is ironically the best news for Medtronic’s U.S. employees. Notice that even President Obama, while campaigning against “corporate deserters” and “unpatriotic” loopholes, doesn’t claim that American jobs are being lost. He knows U.S. workers win under these deals.

The losers are the President and the other politicians who receive less money to spend—though they’re not losing much. Kyle Pomerleau of the Tax Foundation notes that even if you believe the analysis from Congress’s Joint Committee on Taxation that implies inversions will cost the government about $19 billion over 10 years, “This is compared to the $4.5 trillion the corporate income tax will raise over the same period. That is 0.4 percent of our corporate tax base due to inversions.”

The truth is that Washington doesn’t have to lose at all. It could simply embrace a competitive tax system that encourages U.S. firms to invest in America. The economy would grow faster, employee incomes would rise, and the government would get more tax revenue.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

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